Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 31, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig and Deborah O'Neal

Re: Lazard Global Total Return and Income Fund, Inc.

(File Nos.: 333-230594; 811-21511)

Ladies and Gentlemen:

On behalf of Lazard Global Total Return and Income Fund, Inc. ("LGI"), on or about August 7, 2019, we plan to file Pre-Effective Amendment No. 2 (the "Amendment") to LGI's Registration Statement on Form N-14 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on March 29, 2019. The Registration Statement contained, and the Amendment will contain, a Prospectus and Combined Proxy Statement (the "Prospectus/Proxy Statement") and Statement of Additional Information ("SAI") related to the proposed merger of Lazard World Dividend & Income Fund, Inc. ("LOR" and, together with LGI, the "Funds") with and into LGI, pursuant to an Agreement and Plan of Merger (the "Reorganization").

The Prospectus/Proxy Statement and SAI included in the Amendment will be marked to show changes from the versions included in Pre-Effective Amendment No. 1 to the Registration Statement ("PEA No. 1"), filed with the Commission on June 28, 2019. The revisions consist primarily of changes made in response to comments of the staff (the "Staff") of the Commission on PEA No. 1 that were provided to the undersigned and Robert Spiro of this office by telephone. Set forth below are the Staff's comments and LGI's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in PEA No. 1.

In addition, attached hereto as Appendices A and B are drafts of the opinion and consent of Venable LLP, LGI's Maryland counsel (the "Venable Opinion"), and the consent of Deloitte & Touche LLP, LGI's independent registered public accounting firm (the "Deloitte Consent"), respectively. The Venable Opinion attached hereto was previously filed with the Commission (in identical form) as Appendix A to LGI's EDGAR correspondence dated May 7, 2019 (Accession No. 0000930413-19-001589).

Please be advised that, on or about August 7, 2019, we plan to submit a request on behalf of LGI seeking acceleration of the effectiveness of the Amendment to Thursday, August 22, 2019, or as soon thereafter as practicable.

Accounting Comments

Prospectus/Proxy Statement

1.	Staff Comment: The Staff notes that the pro forma information contained in the fee table on page 7 and the capitalization table on page 28 is adjusted to, among other things, show the estimated effect of the Tender Offer assuming it is fully subscribed and completed on May 31, 2019. In light of the fact

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that the actual Tender Offer now will be completed prior to the mailing of the Prospectus/Proxy Statement to Fund stockholders, please advise the Staff whether LGI intends to update the pro forma information contained in the fee and capitalization tables in the Prospectus/Proxy Statement to reflect the results of the actual Tender Offer in the event that the actual Tender Offer is undersubscribed.

Response: On February 15, 2019, Lazard Asset Management LLC entered into agreements (the "Agreements") with each of Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), and Bulldog Investors LLC ("Bulldog"), two stockholders of LOR, whereby, in exchange for LOR conducting the Tender Offer, each of Karpus and Bulldog agreed to, among other things, vote in favor of the Reorganization and otherwise refrain from certain activist activities with respect to the Funds for a period of time. The Agreements were filed with the Commission on February 20, 2019 as exhibits to Karpus' and Bulldog's respective beneficial ownership reports on Schedule 13D. Based on the most recent Schedule 13D and Form 13F filings with the Commission, Karpus and Bulldog own in the aggregate slightly more than 20% of LOR's outstanding shares of common stock. Accordingly, in light of the terms of the Agreements, Fund management has every reason to believe that Karpus and Bulldog will tender the entirety of their respective holdings in the Tender Offer, resulting in full subscription of the Tender Offer even without a single other stockholder tendering shares. Therefore, it is not currently expected to be necessary to update the pro forma information contained in the fee and capitalization tables in the Prospectus/Proxy Statement to reflect an undersubscribed Tender Offer.

In addition, as noted above, on or about August 7, 2019, we plan to file the Amendment along with a request seeking acceleration of the effectiveness of the Amendment to Thursday, August 22, 2019, or as soon thereafter as practicable. Accordingly, as the Tender Offer, which commenced on July 25, 2019, is currently not set to expire until August 21, 2019, we do not anticipate having the results of the actual Tender Offer until after such time as we have filed the Amendment (which is currently anticipated to be the final pre-effective amendment to the Registration Statement prior to effectiveness).

2.	Staff Comment: On page 28, footnote * to the capitalization table states: "The expenses of the Tender Offer . . . are estimated to be approximately $450,000." (emphasis added) In contrast, disclosure on page 49 states: "[The amounts shown for the total expenses of the Reorganization] do not reflect . . . the expenses of the Tender Offer (including brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who have tendered their shares in the Tender Offer), currently estimated to be approximately $460,000." (emphasis added) Please supplementally explain the difference between the two amounts disclosed for the expenses of the Tender Offer, or, if necessary, revise the amounts in the Amendment to be consistent with one another.

Response: The expenses of the Tender Offer excluding brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who have tendered their shares in the Tender Offer ("Brokerage Costs") are currently estimated to be approximately $450,000. Brokerage Costs are currently estimated to be approximately $10,000. Thus, the total expenses of the Tender Offer including Brokerage Costs are currently estimated to be approximately $460,000. The sentence immediately following the above-referenced disclosure in footnote * on page 28 states: "Such amount does not reflect brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who have tendered their shares in the Tender Offer." (emphasis added)

Disclosure Comments

Part C

3.	Staff Comment: Along with the Amendment, please file all required exhibits, including an opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Please note that the Staff reviews the opinion and consent of counsel for compliance with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011), published by the staff of the Commission's Division of Corporation Finance.

Response: The Venable Opinion and the Deloitte Consent will be filed with the Amendment, and all other required exhibits will be either filed with the Amendment or incorporated by reference. As noted above, attached hereto as Appendices A and B are drafts of the Venable Opinion and the Deloitte Consent, respectively.

* * *

Should members of the Staff have any questions or comments, please contact me at 212.969.3376 or, in my absence, contact Robert Spiro at 212.969.3722.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc: Robert Spiro

APPENDIX A

VENABLE OPINION

[LETTERHEAD OF VENABLE LLP]

DRAFT

_________, 2019

Lazard Global Total Return and Income Fund, Inc.

c/o Lazard Asset Management LLC

30 Rockefeller Plaza

New York, NY 10112

Re: Registration Statement on Form N-14 (File No. 333-230594)

Ladies and Gentlemen:

We have acted as Maryland counsel to Lazard Global Total Return and Income Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company (the “Company”), in connection with the registration of shares (collectively, the “Shares”) of common stock, $.001 par value per share (the “Common Stock”), to be issued pursuant to that certain Agreement and Plan of Merger (the “Plan”), by and between the Company, Lazard World Dividend & Income Fund, Inc., a Maryland corporation registered under the 1940 Act as an open-end management investment company (the “Acquired Fund”), and, solely with respect to Section 9.4 thereof, Lazard Asset Management LLC, relating to the merger of the Acquired Fund with and into the Company. The offering of the Shares is covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.       The Registration Statement and the Prospectus and Combined Proxy Statement included therein, substantially in the form transmitted to the Commission under the 1933 Act;

2.       The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Lazard Global Total Return and Income Fund, Inc.

______________, 2019

3.       The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.       The form of the Plan, certified as of the date hereof by an officer of the Company;

5.       A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.       Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company relating to the authorization of the issuance of the Shares and the approval of the Plan, certified as of the date hereof by an officer of the Company;

7.       A certificate executed by an officer of the Company, dated as of the date hereof; and

8.       Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.       Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2.       Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.       Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.       All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been

Lazard Global Total Return and Income Fund, Inc.

______________, 2019

no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.       Upon any issuance of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.       The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.       The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the 1940 Act or other federal securities laws, or state securities laws, including the securities laws of the State of Maryland.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

APPENDIX B

DELOITTE CONSENT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our reports dated February 26, 2019, relating to the financial statements and financial highlights of Lazard Global Total Return and Income Fund, Inc. (“LGI”) and Lazard World Dividend & Income Fund, Inc. (“LOR”), appearing in each respective Annual Report on Form N-CSR of LGI and LOR for the year ended December 31, 2018. We also consent to the references to us under the headings “Independent Registered Public Accounting Firm”, “Financial Highlights”, “Selection of Independent Registered Public Accounting Firm” and “Joint Report of the Audit Committees” and “Representations and Warranties” in the Prospectus and Combined Proxy Statement and “Financial Statements and Experts” in the Statement of Additional Information, which are part of such Registration Statement.